News release

Zi Corporation Introduces Core Enhancements to Predictive Text Technologies

New Features Include Advanced Learning, Personalization, Prediction Capabilities;
Reduced Memory Consumption

CALGARY, AB, December 9, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the launch of a series of new and innovative enhancements to its core predictive text technology products with the release of Version 6 for eZiText® and Version 2 for eZiTapTM. The new versions deliver enhancements to languages and other predictive functions that make text entry quicker and easier for end users. In conjunction, overall memory consumption is reduced, which improves implementation efficiency for Zi customers.

        The enhancements include new or improved features to increase learning and personalization for the end user and more robust language dictionaries for more accurate prediction capabilities. Improvements to features such as lingo entry and prediction and new features such as dual language messaging, next word prediction and multi-source prediction enable a user to increasingly "text" personal vocabulary faster.

        Studies from Zi have shown that comparably, depending on the language, the new versions provide end users with as much as 12 percent key press savings over competitive solutions. With enhanced learning and personalization capabilities utilized, key press savings can be as much as 32 percent over competitive solutions.

        The enhancements, which represent the most significant upgrade of the products since their inception, are the natural result of collaborative efforts with Zi customers, said Gary Mendel, Zi Vice President, Sales and Marketing. Market research consistently shows that the global wireless user base, which is expected to grow by 49 percent over the next four years and reach 1.72 billion by 2007, according to The Yankee Group, demand products that incorporate a simpler and faster text entry experience, Mendel noted.

        "A key part of our mission at Zi is to continually respond to the marketplace and the needs of our customers and these new product enhancements are a direct result of those efforts," Mendel said, noting that the enhancements have already been rolled out to key customers through the new versions.

        "This new product architecture provides our customers, including original equipment manufacturers (OEMs) and original design manufacturers (ODMs), what they have asked for: language database quality updates that incorporate the most current and commonly used vocabulary and better end-user functionality that can easily be integrated in a variety of wireless products," added Mendel. "The global market is becoming increasingly differentiated, from basic handsets to the new feature-rich and data-centric smart phones, and these enhancements are designed to work well in all these products."

        Zi also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of Zi technologies and reduce customer engineering efforts for integration work. Ultimately, this improves the customer's product time-to-market and Zi's bottom line.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com